Exhibit 99.1

Inspira Collaborates with Ennocure for Development of Proprietary Bio-Electronic Treatment to Prevent Associated Bloodstream Infections in ICU Patients

Ra’anana, Israel, November 29, 2023 – Inspira Technologies OXY B.H.N. Ltd. (Nasdaq: IINN, IINNW) (the “Company” or “Inspira”), an innovator in life support technology, is excited to announce a partnership with Ennocure MedTech Ltd. (“Ennocure”).

At the core of Inspira’s mission is a groundbreaking approach to oxygenate blood directly to replace life support mechanical ventilation. Inspira seeks to include bio-electronic technology as part of the INSPIRA ART and Company’s IP portfolio, to prevent the growth of bacteria that often results in a bloodstream infection (sepsis) and has partnered with Ennocure for the development of such treatment.

Today, it is estimated that 250,000 bloodstream infections related to intravenous lines occur worldwide each year, leading to prolonged hospital stays and increasing healthcare costs.

Once developed, Inspira plans to combine the bio-electronic novel physical stimulation technology, as a preemptive measure for potentially at-risk patients, providing a cost-competitive solution to reduce complications.

Dagi-Ben Noon, CEO of Inspira, reflects on the partnership’s significance: “By Integrating our technology to oxygenate blood directly with Ennocure’s infection prevention solutions, we are focusing on potentially improving patient outcomes in ICUs and paving the way for safer, more effective life-support treatments. This collaboration is expected to accelerate the development and broaden the implementation of our advanced technology.”

About Ennocure MedTech Ltd.

Ennocure is a pioneer in the development of bioelectronic wound dressing. At the core of the technology is a proprietary bioelectronic wound dressing designed to prevent bacterial infections, while providing remote wound monitoring & infection alerts based on AI-driven personalized therapy.

Inspira Technologies OXY B.H.N. Ltd.

Inspira Technologies is leading the way in transforming life-support care. Its innovative solutions are paving the way for direct blood oxygenation, bypassing the lungs, and potentially reducing the need for traditional mechanical ventilation. Beyond this, the Company is committed to advancing blood circulation technology and incorporating AI-driven monitoring systems. These advancements are part of its strategy to offer more patient-focused, data-informed care. The integration of these technologies signifies the potential to enhance patient outcomes and streamline hospital operations, marking a new era in respiratory care.

For more information, please visit our corporate website:

https://inspira-technologies.com/

Forward-Looking Statement Disclaimer

This press release contains express or implied forward-looking statements pursuant to U.S. Federal securities laws. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. For example, the Company is using forward-looking statements when it discusses the partnership with Ennocure for the development of a bio-electronic treatment to prevent associated bloodstream infections in ICU patients, when it discusses the benefits of the treatment and the integration of Ennocure’s technology, when it discusses Inspira’s plans to combine the bio-electronic novel physical stimulation technology, as a preemptive measure for potentially at-risk patients, providing a cost-competitive solution to reduce complications, or when it discusses that this collaboration is expected to accelerate the development and broaden the implementation of Inspira’s technology. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC, which is available on the SEC’s website, www.sec.gov.

For more details:

Public Relations Manager

Adi Shmueli

Inspira Technologies

info@inspirao2.com

+972-9-9664485

MRK-ARS-074

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